SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

Delek Logistics Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

24664T 103

(CUSIP Number)

Andrew L. Schwarcz 7102 Commerce Way Brentwood, Tennessee 37027 Telephone: (615) 771-6701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds* OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,798,516 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,798,516 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person* 14,798,516 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11** Approximately 61.7%
(14)	Type of reporting person HC; CO

*	Includes both 2,799,258 common units (“Common Units”) representing limited partner interests and 11,999,258 subordinated units (“Subordinated Units”) representing limited partner interests, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012.
**	Based on the number of Common Units (11,999,258) and Subordinated Units (11,999,258) issued and outstanding as of November 7, 2012, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lion Oil Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* 12,611,465 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power* 12,611,465 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person* 12,611,465 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11** Approximately 52.6%
(14)	Type of reporting person CO

*	Includes both 612,207 Common Units and 11,999,258 Subordinated Units representing limited partner interests in the Issuer, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012.
**	Based on the number of Common Units (11,999,258) and Subordinated Units (11,999,258) issued and outstanding as of November 7, 2012, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek Marketing & Supply, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,187,051 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,187,051 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,187,051 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 9.1%
(14)	Type of reporting person OO - limited liability company

*	Based on the number of Common Units (11,999,258) and Subordinated Units (11,999,258) issued and outstanding as of November 7, 2012, as reported to the Reporting Persons by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units (“Common Units”) representing limited partner interests and subordinated units (“Subordinated Units”) representing limited partner interests of Delek Logistics Partners, LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 7102 Commerce Way, Brentwood, Tennessee 37027.

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit F by (i) Delek Marketing & Supply, LLC, a Delaware limited liability company (“Delek Marketing”), (ii) Lion Oil Company, an Arkansas corporation (“Lion Oil”), and (iii) Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Marketing and Lion Oil, the “Reporting Persons”).

Delek is a publicly traded company and the sole member of Delek Marketing and the sole stockholder of Lion Oil. The Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of Delek, Delek Marketing and Lion Oil is 7102 Commerce Way, Brentwood, Tennessee 37027.

(c) The principal business of Delek Marketing is to hold a limited partner interest in the Issuer. The principal business of Lion Oil Company is to own and operate a refinery in El Dorado, Arkansas, and to hold a limited partner interest in the Issuer and ownership interests of other subsidiaries of Delek. Delek owns and operates two independent refineries located in Tyler, Texas, and El Dorado, Arkansas, currently representing a combined 140,000 bpd of crude oil throughput capacity. Delek produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets. In addition to its ownership and operation of the El Dorado and Tyler refineries, Delek also owns and operates one of the largest company-operated convenience store chains in the southeastern United States. Delek is also the sole stockholder of Delek Logistics Services Company, a Delaware corporation (“Delek Services”), which is the sole member of Delek Logistics GP, LLC, the general partner of the Issuer (the “General Partner”).

Delek Marketing is a member-managed limited liability company that is controlled by Delek, its sole member. The name and present principal occupation of each executive officer of Delek Marketing (the “Delek Marketing Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.

Lion Oil is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Lion Oil (the “Lion Oil Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.

Delek Marketing and Lion Oil are wholly owned subsidiaries of Delek. Delek has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek (the “Delek Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.

The Delek Marketing Covered Individuals, Lion Oil Covered Individuals and Delek Covered Individuals are collectively referred to as the “Covered Individuals” who, together with the Reporting Persons, are the “Covered Persons.”

(d) – (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was formed on April 24, 2012 as a Delaware limited partnership to own, operate, acquire and construct crude oil and refined products logistics and marketing assets. Upon the formation of the Issuer, Delek, as the organizational limited partner, and the General Partner, contributed $980 and $20, respectively, to the Issuer.

At the closing of the Issuer’s initial public offering on November 7, 2012 (the “Offering”) the following transactions, among others, occurred: (a) the Issuer issued to Delek Marketing 2,187,051 Common Units representing an aggregate 8.9% limited partner interest in the Issuer as of such time and (b) the Issuer issued to Lion Oil 11,999,258 Subordinated Units and 612,207 Common Units representing an aggregate 51.5% limited partner interest in the Issuer as of such time pursuant to a Contribution, Conveyance and Assumption Agreement dated November 7, 2012, among the Issuer, the General Partner, Delek Logistics Operating, LLC, a Delaware limited liability company, Delek Crude Logistics, LLC, a Texas limited liability company, Delek, Delek Marketing, Delek Marketing & Supply, LP, a Delaware limited partnership, Lion Oil and Delek Services.

Upon the termination of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the Subordinated Units are convertible into Common Units on a one-for-one basis.

On November 7, 2012, certain Covered Individuals acquired with personal funds, beneficial ownership of Common Units through the Issuer’s directed unit program at the initial public offering price of $21.00 per unit, as set forth in Item 5(a).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units and Subordinated Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Subordinated Units owned of record by Lion Oil are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Issuer may grant unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit based awards and unit awards to officers, directors and employees of the General Partner and any of its affiliates and any consultants or other individuals who perform services for the Issuer pursuant to the Delek Logistics GP, LLC 2012 Long-Term Incentive Plan (the “LTIP”) adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the LTIP on the open market, directly from the Issuer, from any other person or any combination of the foregoing.

(b) None.

(c) None.

(d) Delek, as indirect owner of the General Partner, intends to increase the size of the General Partner’s board of directors to seven members and appoint one additional independent director to fill such vacancy within one year from the effective date of the Issuer’s Registration Statement on Form S-1 (File No. 331-182631). The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by Delek. Some of Delek’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its ownership of 100% of the capital stock of Delek Services, Delek will have the ability to elect all the members of the board of directors of the General Partner.

(e) Delek, as the indirect owner of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Delek, however, has no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) (1) Delek Marketing is the record and beneficial owner of 2,187,051 Common Units, which, based on there being 11,999,258 Common Units outstanding as of November 7, 2012, represents 18.2% of the outstanding Common Units of the Issuer.

(2) Lion Oil is the record and beneficial owner of 612,207 Common Units, which, based on there being 11,999,258 Common Units outstanding as of November 7, 2012, represents 5.1% of the outstanding Common Units of the Issuer. Lion Oil is also the record owner of 11,999,258 Subordinated Units, which represent all of the outstanding Subordinated Units as of November 7, 2012. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(3) Delek does not directly own any Common Units of the Issuer; however, as the sole member of Delek Marketing and the sole stockholder of Lion Oil, it may be deemed to beneficially own the 2,799,258 Common Units held of record by Delek Marketing and Lion Oil, which represents approximately 23.3% of the outstanding Common Units of the Issuer. Delek may also be deemed to beneficially own the 11,999,258 Subordinated Units held of record by Lion Oil, which represent all of the outstanding Subordinated Units as of November 7, 2012. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Ezra Uzi Yemin	30,000	*
Mark B. Cox	25,000	*
Assaf Ginzburg	25,000	*
Frederec C. Green	25,000	*
Donald N. Holmes	5,000	*
Kent B. Thomas	5,000	*
Harry P. (Pete) Daily	4,800	*
Gary M. Sullivan, Jr.	1,200	*
Andrew L. Schwarcz	1,000	*

*	Less than 1% of the class beneficially owned.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Delek, as the organizational limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.3750 per Common Unit per quarter ($1.50 per Common Unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through December 31, 2012, based on the actual length of that period.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3750 per Common Unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the Subordinated Units. Furthermore, no arrearages will be paid on the Subordinated Units.

The Partnership Agreement requires that the Issuer distribute all of its available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•

third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.43125 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Issuer distribute all of its available cash from operating surplus for any quarter after the subordination period in the following manner:

•

first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period generally will end on the first business day after the Issuer has earned and paid at least (i) $1.50 (the minimum quarterly distribution on an annualized basis) on each outstanding Common Unit, Subordinated Unit and the corresponding distributions on the General Partner’s 2% interest, for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2015, or (ii) $2.25 (150% of the annualized minimum quarterly distribution) on each outstanding Common Unit, Subordinated Unit and the corresponding distributions on the General Partner’s 2% interest, in addition to any distribution made in respect of the incentive distribution rights, for any four-consecutive-quarter period ending on or after December 31, 2013, in each case provided that there are no arrearages on the Common Units at that time. In addition to the tests outlined above, the subordination period will end only in the event that the conflicts committee of the board of directors of the General Partner, or the board of directors of the General Partner based on the recommendation of the conflicts committee, reasonably expects to satisfy the tests set forth above for the succeeding four-quarter period without treating as earned any shortfall payments that would be paid under the existing commercial agreements with Delek (or similar fees to be paid by Delek under future contracts) expected to be received during such period. Additionally, the subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than general partner units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will manage and operate the Issuer, and the unitholders will have only limited voting rights. Unitholders will have no rights to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s outstanding common and Subordinated Units, including any common and Subordinated Units owned by the General Partner and its affiliates, voting together as a single class. Delek indirectly owns an aggregate of approximately 61.7% of the Common Units and Subordinated Units. This will give Delek the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Subordinated Units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), Delek Services has the right to elect the members of the board of directors of the General Partner. Delek controls Delek Services because it is the sole member of Delek Services.

Lockup Agreements

Each of the Reporting Persons and the Covered Individuals that purchased Common Units in the directed unit program described in Item 3 agreed not to sell or transfer any Common Units or securities convertible into, exchangeable for, exercisable for, or repayable with Common Units, for 180 days November 1, 2012 without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Specifically, the Reporting Persons and Covered Individuals agreed, with certain limited exceptions, including exceptions for pledges under certain of Delek’s existing financing agreements, the issuance of awards under the LTIP and transfers by the General Partner’s executive officers and directors other than dispositions for value, such as bona fide gifts or transfers to trusts for the benefit of such executive officer or director’s immediate family, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Common Units,

•	sell any option or contract to purchase any Common Units,

•	purchase any option or contract to sell any Common Units,

•	grant any option, right or warrant for the sale of any Common Units,

•	lend or otherwise dispose of or transfer any Common Units,

•	request or demand that the Issuer file a registration statement related to the Common Units, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Units whether any such swap or transaction is to be settled by delivery of Common Units or other securities, in cash or otherwise.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT A	Directors and Executive Officers of Delek US Holdings, Inc., Delek Marketing & Supply, LLC and Lion Oil Company (filed herewith).

EXHIBIT B	First Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT C	Contribution, Conveyance and Assumption Agreement dated November 7, 2012, among Delek Logistics Partners, LP, Delek Logistics GP, LLC, Delek Logistics Operating, LLC, Delek Crude Logistics, LLC, Delek US Holdings, Inc., Delek Marketing & Supply, LLC, Delek Marketing & Supply, LP, Lion Oil Company and Delek Logistics Services Company (filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT D	First Amended and Restated Limited Liability Company Agreement of Delek Logistics GP, LLC (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT E	Underwriting Agreement, dated as of November 1, 2012, by and among Delek US Holdings, Inc., Lion Oil Company, Delek Marketing & Supply, Inc. and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2012

DELEK US HOLDINGS, INC.

By:	/s/ Kent B. Thomas
Name: Kent B. Thomas
Title: Executive Vice President and General Counsel

By:	/s/ Andrew L. Schwarcz
Name: Andrew L. Schwarcz
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2012

DELEK MARKETING & SUPPLY, LLC

By:	/s/ Kent B. Thomas
Name: Kent B. Thomas
Title: Executive Vice President and General Counsel

By:	/s/ Andrew L. Schwarcz
Name: Andrew L. Schwarcz
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2012

LION OIL COMPANY

By:	/s/ Kent B. Thomas
Name: Kent B. Thomas
Title: Executive Vice President and General Counsel

By:	/s/ Andrew L. Schwarcz
Name: Andrew L. Schwarcz
Title: Vice President

EXHIBIT INDEX

EXHIBIT A	Directors and Executive Officers of Delek US Holdings, Inc., Delek Marketing & Supply, LLC and Lion Oil Company (filed herewith).

EXHIBIT B	First Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT C	Contribution, Conveyance and Assumption Agreement dated November 7, 2012, among Delek Logistics Partners, LP, Delek Logistics GP, LLC, Delek Logistics Operating, LLC, Delek Crude Logistics, LLC, Delek US Holdings, Inc., Delek Marketing & Supply, LLC, Delek Marketing & Supply, LP, Lion Oil Company and Delek Logistics Services Company (filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT D	First Amended and Restated Limited Liability Company Agreement of Delek Logistics GP, LLC (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT E	Underwriting Agreement, dated as of November 1, 2012, by and among Delek US Holdings, Inc., Lion Oil Company, Delek Marketing & Supply, Inc. and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F	Joint Filing Statement (filed herewith).